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DP

Dinavinn >

iMessage
Wed, Nov 10, 7:13 PM

Hello my old friend!

Happy birthday to ya! Man, I miss you coming by my desk to vent about life. 2019 was quite a year. I hope everything is all good at the new job. You are missed at FNS!

I'm writing to let you know that I recently launched my investment crowdfunding round for Bloomcatch Inc., and I would love for you to reserve your spot as an investor in the company.
Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Again, no

amazing growth over the past few months – we recently received some amazing press coverage from https://www.google.com/amp/s/ finance.yahoo.com/amphtml/news/ top-startups- watch-2021-212200952.html , https://www.bizjournals.com/ washington/news/2021/09/07/dc-

  iMessage



6:50

DP

Dinavinn >

Bloomcatch has seen some amazing growth over the past few months – we recently received some amazing press coverage from https://www.google.com/amp/s/finance.yahoo.com/amphtml/news/top-startups-watch-2021-212200952.html , https://www.bizjournals.com/washington/news/2021/09/07/dc-area-companies-raised-fresh-funding-in-august.html , https://technical.ly/dc/2021/09/01/bloomcatch-raymond-magee/ , Due to our amazing team we are now being used in several states across the country and we have pilot projects occurring in two separate plant stores and several more in the pipeline.

Rather than sharing the fruits of that growth, and our labor, with a small group of millionaire investors, I am running a Wefunder round to allow friends and family like you to participate in this journey with us, and benefit from our success. And





6:50

DP

Dinavinn

the country and we have pilot projects occurring in two separate plant stores and several more in the pipeline.

Rather than sharing the fruits of that growth, and our labor, with a small group of millionaire investors, I am running a Wefunder round to allow friends and family like you to participate in this journey with us, and benefit from our success. And that's the great thing about Wefunder, it allows anyone to become an angel investor in your company.

You can read more about Bloomcatch, the terms of the offering, and our amazing investor perks at our Wefunder round here:

Bloomcatch Wefunder Page: https://wefunder.com/bloomcatch./

Important legal disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure



Bloomcatch Equity Crowdfunding Raise

Raymond Magee <Raymond.Magee@bloomcatch.com>
Sat 11/13/2021 8:24 AM
To: Stoney Monroe <stoney.live@icloud.com>

Good Morning Tanisha,

I'm writing to let you know that I recently launched a WeFunder investment crowdfunding round for my startup, Bloomcatch Inc., and I am looking for angel investors to reserve their spots as part of the fundraise.

A reservation is not a commitment of funds. Legally, Bloomcatch cannot accept any funds until I file paperwork with the SEC in which I cannot do until I am minimally successful with my reservations. So right now, we're in "testing the waters" mode. With your help we can reach our minimum number of reservations in order to file our paperwork which will also lead to more exposure on the WeFunder platform.

Wefunder is a platform that lets friends, family, customers and community members invest in companies they believe in with investments as small as $100. I have been working on Bloomcatch for a few years and we are finally seeing our hard work pay off with press publications from Technical.ly, Washington Business Journal, and Yahoo Finance.

I made a strategic decision to complete part of my fundraising round through my own community rather than sharing the fruits of that growth with a small group of millionaire investors. So today, I am inviting you to participate in this journey with us, and benefit from our success.

Read more about Bloomcatch, the terms of the offering and how you can become an angel investor in an early-stage tech startup owned by someone you know: https://wefunder.com/bloomcatch./

Email me anytime with questions: Raymond.Magee@bloomcatch.com.

And thank you so much for your support.
Click here for important legal disclosures

P.S. Please feel free to forward this message to as many people as you know.

Raymond Magee
Founder, CEO
Raymond.Magee@bloomcatch.com
Info@bloomcatch.com
Visit us at: BloomCatch.com



Facebook Template

Hey brother, Happy Saturday! Today, I'm writing to let you know that I recently launched a WeFunder investment crowdfunding round for my startup, Bloomcatch Inc., and I am looking for angel investors to reserve their spots as part of the fundraise. A reservation is not a commitment of funds. Legally, Bloomcatch cannot accept any funds until I file paperwork with the SEC in which I cannot do until I am minimally successful with my reservations. So right now, we're in "testing the waters" mode. With your help we can reach our minimum number of reservations in order to file our paperwork which will also lead to more exposure on the WeFunder platform. Wefunder is a platform that lets friends, family, customers and community members invest in companies they believe in with investments as small as $100. I have been working on Bloomcatch for a few years and we are finally seeing our hard work pay off with press publications from Technical.ly, Washington Business Journal, and Yahoo Finance. I made a strategic decision to complete part of my fundraising round through my own community rather than sharing the fruits of that growth with a small group of millionaire investors. So today, I am inviting you to participate in this journey with us, and benefit from our success. Check out the terms of the offering here: https://wefunder.com/bloomcatch./ Legal Disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure P.S. Please forward this message to as many people as you know to raise awareness of the campaign.





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